INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

April 22, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 4 of the Registration Statement on Form S-1
Filed April 17, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated April 19, 2024, with respect to (i) our Amendment No. 4 of the Registration Statement on Form S-1 filed on April 17, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No.4 to Registration Statement on Form S-1Filed April 17, 2024

General

1.        We note your response to prior comment 2 and a related revision and reissue our comment in its entirety with a clarification. Please have your auditor provide an updated consent (originally included with Form S-1 filed January 30, 2024 as Exhibit 23.1) to reflect the appropriate audit report date (i.e. April 17, 2024 as disclosed on page F-2) and periods presented in the financial statements included in the filing (i.e. for the years ended December 31, 2023 and 2022).

Response:

The updated auditor consent has replaced the stale consent as Exhibit 23.1.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer